UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A
                              (AMENDMENT NO.1)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              IMRglobal Corp.
 ---------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
 ---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                45675E 10 8
                            --------------------
                               (CUSIP Number)

                                 Paule Dore
     Executive vice-president and chief corporate officer and secretary
                               CGI Group Inc.
                        1130 Sherbrooke Street West
                              Montreal, Quebec
                              Canada, H3A 2M8

                                    and

Peter Golden, Esq.                                   Christiane Jodoin, Esq.
Fried, Frank, Harris, Shriver & Jacobson             McCarthy Tetrault LLP
One New York Plaza                                   Windsor Tower, 5th Floor
New York, NY 10004                                   1170 Peel St.
(212) 859-8000                                       Montreal, Quebec
                                                     Canada  H3B 4S8
                                                     (514) 397-4100

 ---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               July 27, 2001
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                             SCHEDULE 13D/A

CUSIP No. 45675E 10 8                          Page 2 of 5 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    CGI Group Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Quebec, Canada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           See Item 5.

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       See Item 5.

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         See Item 5.

                10  SHARED DISPOSITIVE POWER

                    See Item 5.

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    See Item 5.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    See Item 5.

14  TYPE OF REPORTING PERSON*

    CO

                             SCHEDULE 13D/A

CUSIP No. 45675E 10 8                          Page 3 of 5 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    CGI Florida Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Quebec, Canada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           See Item 5.

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       See Item 5.

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         See Item 5.

                10  SHARED DISPOSITIVE POWER

                    See Item 5.

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    See Item 5.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    See Item 5.

14  TYPE OF REPORTING PERSON*

    CO

     Pursuant to Rule 13d-2(a) and Rule 13d-2(e) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D statement dated March 2, 2001 relating to the shares of common stock of IMRglobal Corp. (the "ISSUER").

Item 4.  PURPOSE OF TRANSACTION

     Item 4 is amended by adding the following:

On July 27, 2001, the previously announced merger of the Issuer with CGI Florida Corporation was completed. As a result of the Merger, each outstanding share of common stock of the Issuer was converted into the right to receive 1.5974 Class A Subordinate Shares of CGI Group Inc.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

     As a result of the Merger, CGI Group Inc. owns all of the outstanding shares of the Issuer.

                                 SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2001

                                     CGI GROUP INC.


                                      By:  /s/ Serge Godin
                                           --------------------------------
                                           Name:  Serge Godin
                                           Title: Chairman, president and
                                                  chief executive officer


                                      CGI FLORIDA CORPORATION


                                      By:  /s/ Andre Imbeau
                                           --------------------------------
                                           Name:  Andre Imbeau
                                           Title: Executive vice-president,
                                                  and chief financial officer